UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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hours per response	2.0
1.	Investment Company Act File Number:				Date examination completed:
811-3420					September 19, 2018

2.	State identification Number:

	AL	AK	AZ	AR	CA	CO

	CT	DE	DC	FL	GA	HI

	ID	IL	IN	IA	KS	KY

	LA	ME	MD	MA	MI	MN

	MS	MO	MT	NE	NV	NH

	NJ	NM	NY	NC	ND	OH

	OK	OR	PA	RI	SC	SD

	TN	TX	UT	VT	VA	WA

	WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:
Oppenheimer Integrity Funds

4.	Address of principal executive office (number, street, city, state, zip code):
6803 South Tucson Way
Centennial, CO 80112-3924

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.All items must be completed by the investment company.

2.Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC's Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company is securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ▪ 3507. Responses to this collection of information will not be kept confidential.

2

Report of Independent Registered Public Accounting Firm

The Denver Board of Trustees

of the Oppenheimer Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that the Funds listed in Appendix A (the Funds), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act in regard to holdings of other Oppenheimer funds (the "affiliated funds") held in custody by the Funds' affiliated transfer agent as of April 13, 2018. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examinations.

Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 13, 2018, and with respect to agreement of purchases and sales of affiliated funds, if any, for the period from December 31, 2017 (the date of our last examination) through April 13, 2018:

1)Confirmation of holdings of affiliated funds held by the Funds' transfer agent

2)Reconciliation of affiliated fund holdings between the Funds' accounting records and the transfer agent's records as of April 13, 2018, and verification of reconciling items

3)Agreement of four purchases and sales transactions of affiliated funds, if any, since our last report for each of the Funds from the books and records of the Funds to cash settlement documentation

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds listed in Appendix complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 13, 2018, with respect to affiliated funds reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Denver, Colorado

September 19, 2018

Appendix A

Oppenheimer Total Return Bond Fund/VA

Oppenheimer Global Multi-Alternatives Fund/VA

Oppenheimer Capital Appreciation Fund/VA

Oppenheimer Discovery Mid Cap Growth Fund/VA

Oppenheimer Global Fund/VA

Oppenheimer International Growth Fund/VA

Oppenheimer Main Street Fund/VA

Oppenheimer Total Return Bond Fund

Oppenheimer Government Money Fund/VA

Oppenheimer Global Strategic Income Fund/VA

Oppenheimer Main Street Small Cap Fund/VA

Oppenheimer Conservative Balanced Fund/VA

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Funds listed in Appendix A ("the Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 13, 2018, and from December 31, 2017 (the date of the last examination) through April 13, 2018.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 13, 2018, and from December 31, 2017 (the date of the last examination) through April 13, 2018, with respect to affiliated funds reflected in the investment accounts of the Funds.

OppenheimerFunds, Inc.

By: /s/ Arthur P. Steinmetz____________

Arthur P. Steinmetz

President, Principal Executive Officer

By: /s/ Brian S. Petersen __________

Brian S. Petersen

Treasurer, Principal Financial and Accounting Officer

Appendix A

Oppenheimer Total Return Bond Fund/VA

Oppenheimer Global Multi-Alternatives Fund/VA

Oppenheimer Capital Appreciation Fund/VA

Oppenheimer Discovery Mid Cap Growth Fund/VA

Oppenheimer Global Fund/VA

Oppenheimer International Growth Fund/VA

Oppenheimer Main Street Fund/VA

Oppenheimer Total Return Bond Fund

Oppenheimer Government Money Fund/VA

Oppenheimer Global Strategic Income Fund/VA

Oppenheimer Main Street Small Cap Fund/VA

Oppenheimer Conservative Balanced Fund/VA

Report of Independent Registered Public Accounting Firm

The Denver Board of Trustees

of the Oppenheimer Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that the Fund listed in Appendix A (the "Fund"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act in regard to holdings of other Oppenheimer funds (the "affiliated funds") held in custody by the Fund's affiliated transfer agent as of April 13, 2018. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examinations.

Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 13, 2018, and with respect to agreement of purchases and sales of affiliated funds, if any, for the period from January 26, 2018 (the date of the Fund's inception) through April 13, 2018:

1)Confirmation of holdings of affiliated funds held by the Fund's transfer agent

2)Reconciliation of affiliated fund holdings between the Fund's accounting records and the transfer agent's records as of April 13, 2018, and verification of reconciling items

3)Agreement of four purchases and sales transactions of affiliated funds, if any, since our last report for the Fund from the books and records of the Fund to cash settlement documentation

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Fund's compliance with the specified requirements.

In our opinion, management's assertion that the Fund listed in Appendix A complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 13, 2018, with respect to affiliated funds reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Denver, Colorado

September 19, 2018

Appendix A

Oppenheimer Global Unconstrained Bond Fund

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Fund listed in Appendix A ("the Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 13, 2018, and from January 26, 2018 (the date of the Fund's inception) through April 13, 2018.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and

(c)of Rule 17f-2 of the Investment Company Act of 1940 as of April 13, 2018, and from January 26, 2018 (the date of the Fund's inception) through April 13, 2018, with respect to affiliated funds reflected in the investment accounts of the Fund.

OppenheimerFunds, Inc.

By: /s/ Arthur P. Steinmetz___________

Arthur P. Steinmetz

President, Principal Executive Officer

By: /s/ Brian S. Petersen ____________

Brian S. Petersen

Treasurer, Principal Financial and Accounting Officer

Appendix A

Oppenheimer Global Unconstrained Bond Fund

Report of Independent Registered Public Accounting Firm

The Denver Board of Trustees

of the Oppenheimer Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that the Fund listed in Appendix A (the "Fund"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act in regard to holdings of other Oppenheimer funds (the "affiliated funds") held in custody by the Fund's affiliated transfer agent as of April 13, 2018. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examinations.

Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 13, 2018, and with respect to agreement of purchases and sales of affiliated funds, if any, for the period from February 12, 2018 (the date of the Fund's inception) through April 13, 2018:

1)Confirmation of holdings of affiliated funds held by the Fund's transfer agent

2)Reconciliation of affiliated fund holdings between the Fund's accounting records and the transfer agent's records as of April 13, 2018, and verification of reconciling items

3)Agreement of four purchases and sales transactions of affiliated funds, if any, since our last report for the Fund from the books and records of the Fund to cash settlement documentation

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Fund's compliance with the specified requirements.

In our opinion, management's assertion that the Fund listed in Appendix A complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 13, 2018, with respect to affiliated funds reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Denver, Colorado

September 19, 2018

Appendix A

Oppenheimer Preferred Securities and Income Fund

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Fund listed in Appendix A ("the Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 13, 2018, and from February 12, 2018 (the date of the Fund's inception) through April 13, 2018.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and

(c)of Rule 17f-2 of the Investment Company Act of 1940 as of April 13, 2018, and from February 12, 2018 (the date of the Fund's inception) through April 13, 2018, with respect to affiliated funds reflected in the investment accounts of the Fund.

OppenheimerFunds, Inc.

By: /s/ Arthur P. Steinmetz___________

Arthur P. Steinmetz

President, Principal Executive Officer

By: /s/ Brian S. Petersen_____________

Brian S. Petersen

Treasurer, Principal Financial and Accounting Officer

Appendix A

Oppenheimer Preferred Securities and Income Fund